May 2, 2024
VIA EDGAR
The United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re:
Nationwide Life Insurance Company
Nationwide Defined Protection Annuity 2.0 on Form S-1
1933 Act File No. 333-275629
Dear Ms. Hahn:
On behalf of Nationwide Life Insurance Company ("Nationwide"), we submit this response letter regarding our Post-Effective Amendment No. 1 that was filed under the Securities Act of 1933 on February 8, 2024. The responses included here are made based upon comments received from you during the telephone conferences on March 18, 2024, and April 15 and 17, 2024.
General Comments
1.
Please respond to all comments in a correspondence letter filed on EDGAR.
Response. Agreed.
2.
Where a change is made to the disclosure in the response to a comment, please make corresponding changes wherever similar disclosure appears elsewhere in the prospectus.
Response. We have made corresponding changes to the disclosure throughout the prospectus as requested.
3.
The Company and its Management are responsible for the completeness and accuracy of the disclosures contained in the filing, notwithstanding staff comments.
Response. Nationwide understands that it is responsible for the completeness and accuracy of the disclosures and information contained in the prospectus.
Cover Page
4.
In the third paragraph, Replace the second sentence with "Withdrawals taken before the end of a Strategy Term will reduce the death benefit, perhaps by more than the amount withdrawn." and move this sentence to the second set of bullets below. Also move the last sentence in this paragraph to that new bullet. Also include language that withdrawals taken before the end of a Strategy Term will reduce the strategy value proportionately, perhaps by substantially more than the amount withdrawn.
Response. We have deleted the second sentence and last sentence from this paragraph and have included the requested language as the fifth bullet in the second bulleted list below. The bullet reads as follows:
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

•
Withdrawals taken before the end of a Strategy Term will reduce the strategy value proportionately, perhaps by substantially more than the amount withdrawn. All withdrawals will reduce the death benefit, perhaps by more than the amount withdrawn.. All or a portion of any withdrawal may be subject to federal income taxes and withdrawals before age 59½ may be subject to a 10% penalty tax.
5.
It is suggested to delete the third sentence in the third paragraph (that starts with "Withdrawals taken during the first six…") since this is already included in language below this.
Response. We have deleted this sentence.
6.
In the third sentence of the fourth paragraph, please change "At the end of the Strategy Term…" to "At the end of a one-year or three-year Strategy Term…".
Response. We have made this edit.
7.
In the paragraph of bolded language below the table that lists the indexes, please add the following sentence: If all but one Index Strategy is terminated, the Contract Owner will be limited to investing in Strategies with terms that may not be acceptable to the Contract Owner.
Response. We have added this sentence.
8.
In the third paragraph after the table that lists the indexes, please amend the last sentence to reflect that this is in reference to the Performance Lock feature, and that the loss is subject to the floor provided by the protection level. (Please note that the initial verbal comment mentioned that the "loss is ‘equal’ to the floor provided by the protection level" but we discussed that "subject to the floor" is the accurate description, since a loss would not equal the floor.)
Response. Please note that the initial verbal comment mentioned that the "loss is ‘equal’ to the floor provided by the protection level" but we discussed that "subject to the floor" is the accurate description, since a loss would not be equal to the floor. We have amended the sentence as per the comment by adding the following underlined text:
The Daily ISE Percentage is used to calculate Index Strategy Earnings during a Strategy Term, and, if negative when amounts are transferred under the Performance Lock feature, may result in a loss subject to the floor provided by the Index Strategy’s Protection Level.
9.
In the third bolded bullet (in the first set of bullet points) please state the maximum strategy Spread guaranteed for the life of the Contract for any Index Strategy that may be offered.
Response. We have added the following sentence to the end of that bullet:
The maximum total Strategy Spread guaranteed for any Index Strategy we may offer under the Contract at any time is 9%.
10.
Please add a fourth bolded bullet to the first set of bullet points to disclose that the company may apply both the participation rate and the strategy spread when calculating gains and losses. In addition, add disclosure about the impact of the Participation Rate and Strategy Spread on gains and losses.
Response: We have added a bullet as follows in accordance with this comment:
•
The Participation Rate and the Strategy Spread may both be applied when calculating gains and losses for each Index Strategy. When a Strategy has both a Participation Rate less than 100% and a Strategy Spread greater than zero, the Participation Rate and Strategy Spread combine to reduce gains when Index Performance is positive. Additionally, when a Strategy has both a Participation Rate greater than 100% and a Strategy Spread greater than zero, the Participation Rate and Strategy Spread combine to increase losses when Index Performance is negative. Application of the Participation Rate and Strategy Spread will not cause the Index Strategy Earnings to drop below the floor protection provided by the Protection Level.
11.
For the first bullet in the second set of bulleted points, please include the Daily ISE Percentage and proportionate withdrawal calculations.
Response. We have added those two items and included clarifying language, and the bullet now reads as follows:
•
When taking a withdrawal, the combined applicable CDSC, MVA, Daily ISE Percentage, proportionate withdrawal calculations, income taxes and tax penalties may reduce Strategy Value by more than the net withdrawal amount and to less than the floor provided by the Protection Level of the Index Strategy(ies).
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

12.
Please amend the second sentence of the second bullet in the second set of bullet points to include the following:
a) state that under extreme circumstances the owner may experience a loss beyond the Protection Level, and state the maximum that loss could be.
b) move the clause "for Index Strategies with a 100% Protection Level and the Fixed Strategy" to earlier in the sentence after "…than a negative MVA"
Response. We have amended the second bullet in accordance with these comments, but have changed it to two sentences to be more clear, and it now reads as follows:
•
A Market Value Adjustment and Contingent Deferred Sales Charges of up to 8% may apply to amounts withdrawn from the contract during the first six Contract years. A negative MVA could result in a loss beyond the floor of the Protection Level and, under extreme circumstances, could result in a total loss of Contract Value. For Index Strategies with a 100% Protection Level and the Fixed Strategy, a negative MVA is limited to a value that would result in a full surrender value which is no less than the applicable minimum nonforfeiture value.
13.
In the third bullet of the second bulleted list, add the maximum potential loss as a percentage due to the Daily ISE Percentage (example: you could lose up to 25% in Index Strategy Value with a 75% Protection Level strategy).
Response. We have amended the bullet as follows in accordance with this comment as follows (Note: we eliminated the last sentence regarding minimum nonforfeiture value because there would be no negative Daily ISE Percentage applied to any 100% Protection Level Strategy or the Fixed Strategy):
•
The Daily ISE Percentage is used to calculate Index Strategy Earnings if amounts are locked in, withdrawn, or otherwise deducted from an Index Strategy before the end of its Strategy Term. The maximum potential loss from a negative Daily ISE Percentage is limited to the floor provided by the Protection Level. For example, a maximum loss of up to 25% in Index Strategy Value could occur if you are invested in an Index Strategy with a 75% Protection Level.
14.
Please delete the first clause of the fourth bullet referring to risk tolerance and strategies selected.
Response. We have amended the bullet as follows in accordance with this comment:
•
The Contract may not be appropriate if an investor intends to take ongoing withdrawals, such as systematic withdrawals or required minimum distributions, particularly during an Index Strategy Term.
Note: we made the same change where this sentence is stated in "The Contract in General" subsection of the "What is the purpose of the Contract?" Section.
15.
In the free look section (fifth paragraph from the end of the cover page) include that a negative Daily ISE Percentage may result in a loss (and make this edit in the free look section later in the prospectus as well). Please also remove "initial" as used in connection with purchase payments, since this is a single premium product.
Response. We have removed the word "initial" in the two places it was used and edited the last sentence in accordance with this comment as follows:
…The Contract Value may be more or less than the initial purchase payment and if a negative Daily ISE Percentage is applied, a loss may result (see "Right to Examine and Cancel").
Defined Terms Section:
16.
For the Daily Index Strategy Earnings Percentage (Daily ISE Percentage) definition, please delete the word "transferred" in the last sentence and replace with "locked or removed" and also reference the floor provided by the protection level in reference to a loss.
Response. We have edited the last sentence in accordance with this comment as follows:
The Daily ISE Percentage is used to calculate Index Strategy Earnings during a Strategy Term, and, if negative when amounts are locked in or removed prior to the end of the Strategy Term, may result in a loss subject to the floor provided by the Strategy’s Protection Level.
17.
For the Index Performance definition, please remove the word "net" or supplementally explain what "net" refers to here. Also please change the clause "a specific future day during" to "the last day of" since the Daily ISE Percentage is used during a term and Index Performance is used on the last day of a term.
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Response. The word "net" appears to have been a typo (the Strategy Endorsement for the base contract does not contain that word) so we have removed it. We have amended the definition in accordance with this comment as follows:
Index Performance - The change in an Index Value, expressed as a percentage, between the first day of a Strategy Term and the last day of that Strategy Term. The Index Performance may be positive, negative, or equal to zero.
Values Under the Contract section:
Index Strategy Value subsection
18.
Move the second paragraph to the end of that sub-section above the cross-reference paragraph, and also include a sentence to explain that the calculation will not impact the Index Strategy Value unless amounts are removed from the Index Strategy prior to the end of the Strategy Term. Consider making this a "Note" to the reader.
Response. We have moved the paragraph and amended it in accordance with the comment as follows:
Note: The Daily ISE Percentage calculation will not impact the Term End Index Strategy Value unless amounts are removed from the Index Strategy prior to the end of the Strategy Term. This includes if there is a partial withdrawal (including Systematic Withdrawals and required minimum distributions), a transfer under the Performance Lock feature, a full surrender, a Death Benefit payment, the calculation of any applicable charge or fee, or an annuitization request.
19.
In the parenthetical in the first sentence of the third paragraph, please include proportionate withdrawal calculations and Daily ISE Percentage.
Response: We have edited that sentence in accordance with this comment as follows:
To calculate the Index Strategy Value, Nationwide first calculates the Index Strategy Basis, which is the amount the Contract Owner allocated to the Index Strategy at the beginning of the Strategy Term, minus adjustments for any withdrawals (which includes using proportionate withdrawal calculations which reflect the Daily ISE Percentage, and including any applicable CDSC, MVA, and taxes), and any fees taken during the Strategy Term.
20.
Please add a reference to the floor provided by the protection level to the end of the bolded paragraph at the end of this sub-section.
Response. We have added this information in accordance with this comment as follows:
This method of calculating the Index Strategy Value could result in a negative Daily ISE Percentage even if the performance of the Index is positive which may be due to the application of the Strategy Spread and factors used in calculating the Daily Pre-Protection Level ISE Percentage. This may result in losses prior to the Strategy Term End Date, subject to the floor provided by the Index Strategy’s Protection Level.
What fees or adjustments are assessed if a Contract Owner takes a partial withdrawal or a full surrender of the Contract? Subsection:
21.
Please change the title of this subjection to "What fees or adjustments are assessed?"
Response. We have made this change.
Daily ISE Percentage Subsection:
22.
In the third sentence, please add Performance Lock, Death Benefit and Annuitization.
Response. We have added that information to that sentence as follows:
If amounts are withdrawn or fully surrendered from an Index Strategy before the end of a Strategy Term, including for a Performance Lock, payment of the Death Benefit or Annuitization, a loss may result if the Daily ISE Percentage is negative.
Example Impact of CDSC and Negative MVA Subsection:
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

23.
After the calculation please add the following sentence: "This reduction in the withdrawal amount is in addition to a potential reduction of the Index Strategy Value as a result of any proportionate withdrawal calculations and the Daily ISE Percentage.
Response. We have added that sentence as follows:
If applicable, a CDSC and negative MVA will reduce a withdrawal (perhaps significantly). For example, assume a Contract Owner takes a $1,000 withdrawal. Further, assume an 8% CDSC and a 3% negative MVA. As a result of the CDSC and MVA, $110 would be deducted from the $1,000 withdrawal (i.e., (8% x $1,000) + (3% x $1,000) = $110). This reduction in the withdrawal amount is in addition to a potential reduction of the Index Strategy Value as a result of any proportionate withdrawal calculations and the Daily ISE Percentage. See "Appendix C: MVA, Partial Withdrawal, and Surrender Examples" for additional example calculations.
What are the investment options under the Contract? Subsection:
24.
In the Index Strategies bullet, please add a parenthetical after the third sentence that the calculation is only used if amounts are withdrawn prior to the end of the Strategy Term End Date.
Response. We have added a parenthetical to accurately caveat the calculation’s impact as follows:
During a Strategy Term, the Index Strategy Value is calculated using the Daily ISE Percentage that is applied at the end of each Business Day. (The Term End Index Strategy Value is only impacted by this calculation if amounts were withdrawn or otherwise deducted during a Strategy Term.)
What factors will affect my investment gains and losses under the Index Strategies?
25.
Please confirm if the 5th paragraph under the Index section is correct, which states:
"None of the Indexes available under this Contract include income from any dividends paid by component companies."
This same information is included in the Investment Risk section, in the sixth bullet. We note that only some of the indexes are denoted as price return indexes throughout the prospectus. In addition, please add the following disclosure after the second sentence in this paragraph: Some of the indexes deduct fees and costs when calculating Index Performance, which will reduce the Index Performance.
Response. We apologize, this language was inadvertently taken from a different product (the Defender RILA) and is not correct for this product because it utilizes different indexes. We have corrected this information in both places, and added the additional language, and it now reads as follows:
Some of the Indexes available under this Contract do not include income from any dividends paid by component companies. The exclusion of dividends from an Index will lower the Index Performance, particularly over the course of time. Some of the Indexes deduct fees and costs when calculating Index Performance, which will reduce the Index Performance. Certain Indexes are comprised of foreign issuers and include exchange rate methodologies that may lower the Index Performance. See "Crediting Factors – Indexes."
26.
Please confirm that the following sentence is accurate: "Certain Indexes are comprised of foreign issuers and include exchange rate methodologies that may lower the Index Performance." Is this due to exchange rate methodologies as stated, or do they reduce index performance by a set percentage?
Response. We confirm that this sentence is correct as written where foreign issuers are included in an index.
RISK FACTORS Section:
27.
Add a new paragraph towards the end of the "Limited Growth Potential Risk (Strategy Spread and Participation Rate Risk)" section to explain how the participation rate and strategy spread work together.
Response. We have added the following paragraph in that section, above the last paragraph:
The Participation Rate and the Strategy Spread may both be applied when calculating gains and losses for each Index Strategy. When a Strategy has both a Participation Rate less than 100% and a Strategy Spread greater than zero, the Participation Rate and Strategy Spread combine to reduce gains when Index Performance is positive. Additionally, when a Strategy has both a Participation Rate greater than 100% and a Strategy Spread
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies greater than zero, the Participation Rate and Strategy Spread combine to increase losses when Index Performance is negative. Application of the Participation Rate and Strategy Spread will not cause the Index Strategy Earnings to drop below the floor protection provided by the Protection Level.
MARKET VALUE ADJUSTMENTS (MVA)
28.
Add the information about the maximum potential loss due to a negative MVA, same as discussed previously for the cover page.
Response. We have added the following to the end of the first paragraph (same language as the bullet used on the cover page, see comment 12 above):
…A negative MVA could result in a loss beyond the floor of the Protection Level and, under extreme circumstances, could result in a total loss of Contract Value. For Index Strategies with a 100% Protection Level and the Fixed Strategy, a negative MVA is limited to a value that would result in a full surrender value which is no less than the minimum nonforfeiture value.
DAILY ISE PERCENTAGE
29.
Add the information about the maximum potential loss due to a negative Daily ISE Percentage, same as discussed previously for the cover page (comment 13, above).
Response. We have added this language to the first paragraph in this section as follows:
Over the life of the Contract, there is no limit to the maximum potential loss from a negative Daily ISE Percentage, other than it is limited to the floor provided by the Protection Level and to the minimum nonforfeiture value for Index Strategies with a 100% Protection Level. For example, a maximum loss of up to 25% in Index Strategy Value could occur if you are invested in an Index Strategy with a 75% Protection Level. This means that there could be significantly less money available under your Contract for withdrawals, Annuitization, and the Death Benefit. The Daily ISE Percentage does not apply to the Fixed Strategy.
MARKET EXPOSURES AND INVESTMENT RISKS
30.
In the text below the risk chart, in the Performance Drag Risk paragraph, should the BlackRock Select Factor Index be included in the parenthetical with the SG Macro Compass Index? [Note from Nationwide commentor: paragraph cited below for the purposes of this letter]
Performance Drag Risk. Even though the Indexes track the performance of securities and other financial instruments, they are not actual portfolios of investments and do not incur the fees or other costs generally associated with managing and owning a portfolio of investments. Nonetheless, in order to more closely align the performance of the Index with the performance of a managed portfolio that takes identical positions as the Index, the Index (and one underlying index, in the case of the SG Macro Compass Index) includes deductions from the value of the Index as part of its methodology. These deductions negatively impact the performance of the Index. The performance of the Index would be higher if these deductions were not applied.
Response. While both the BlackRock and SG Macro Indexes indicate there is performance drag risk in the risk chart, the parenthetical in the paragraph describing that risk is indicating that an underlying index included in the SG Macro includes deductions as well. We are not aware of any underlying index included in the BlackRock index that this would apply to, so we have not added BlackRock to that parenthetical.
DESCRIPTION OF THE INDEXES
BlackRock Select Factor Index (Ticker: BSELFCTX)
31.
Please confirm if the following paragraph is accurate for the BlackRock Select Factor Index, which is the fifth paragraph in this section, and that no other deductions should be disclosed:
The performance of the Index reflects the reinvestment of ETF dividends back into the Index after the close of trading on the ex-dividend date. Return generated from the Index’s exposure to cash is included in the return of the Index.
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Response. We confirm this paragraph is accurate and no additional disclosure is needed.
APPENDIX B
32.
Please confirm that there are no firm variations in the offerings for this product.
Response. We confirm that there are no firm variations known at this time for this product. We will include the list of the state exceptions in this appendix in the next pre-effective filing.
Please contact me direct at (402) 304-7695 if you have any questions regarding this filing.
Very truly yours,
Nationwide Life Insurance Company
/s/ Jan Fischer
Jan Fischer
Senior Counsel
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies